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08006381

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northern Abitibi Mining

*CURRENT ADDRESS

PROCESSED
MAR 11 2009
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04749 FISCAL YEAR 9-30-08

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/9/09

FILE No.
82-4749

9-30-08
AR/S

Northern Abitibi Mining Corp.
Consolidated Financial Statements
September 30, 2008

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 3100, 111- 5th Avenue SW,
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

November 26, 2008

Auditor's Report

To the Shareholders' of Northern Abitibi Mining Corp.

We have audited the consolidated balance sheets of Northern Abitibi Mining Corp. (the "Company") as at September 30, 2008 and 2007 and the consolidated statements of net and comprehensive loss and deficit and cash flows for each of the years in the two year period ended September 30, 2008. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the two year period ended September 30, 2008 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

Northern Abitibi Mining Corp.
Consolidated Balance Sheets

September 30	2008	2007
ASSETS		
Current		
Cash and cash equivalents (Note 3)	$ 403,333	$ 834,686
Accounts receivable	6,709	5,192
Government grants receivable	155,000	-
Prepaid expenses	17,819	17,090
	582,861	856,968
Other Assets (Note 4)	64,265	7,610
Mineral properties and equipment (Note 5)	850,406	175,960
	$ 1,497,532	$ 1,040,538
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 30,571	$ 43,408
Due to related parties (Note 11)	29,985	16,398
Current portion of asset retirement obligation (Note 6)	-	3,459
	60,556	63,265
Asset retirement obligation (Note 6)	9,100	3,300
	69,656	66,565
SHAREHOLDERS' EQUITY		
Capital stock (Note 7)	10,523,470	9,902,399
Warrants (Note 7)	210,132	132,781
Contributed Surplus (Note 7)	657,848	548,848
Deficit	(9,963,574)	(9,610,055)
	1,427,876	973,973
	$ 1,497,532	$ 1,040,538

Nature and continuance of operations (Note 1)
Commitments (Note 12)

Approved by the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.

Consolidated Statements of Net and Comprehensive Loss and Deficit

Years Ended September 30	2008	2007
Expenses		
General and administrative (Notes 9 & 11)	**$ 281,067**	$ 136,888
Reporting to shareholders	**37,198**	40,271
Professional fees	**30,934**	23,442
Stock exchange and transfer agent fees	**11,438**	12,703
Amortization of capital assets	**4,637**	-
Accretion of asset retirement obligation (Note 6)	**800**	-
Foreign exchange loss	**-**	9,294
	(366,074)	(222,598)
Other Income (Expense)		
Interest	**20,805**	24,241
Write-down of mineral properties (Note 5)	**(8,250)**	(290,668)
Net and Comprehensive Loss	**(353,519)**	(489,025)
Deficit, beginning of year	**(9,610,055)**	(9,121,030)
Deficit, end of year	**$ (9,963,574)**	$ (9,610,055)
Net and comprehensive loss per share		
Basic and diluted	**$ (0.01)**	$ (0.01)
Weighted Average Shares Outstanding		
Basic and diluted	**49,749,866**	43,931,038

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.

Consolidated Statements of Cash Flows

Years Ended September 30		2008		2007
Increase (decrease) in cash and cash equivalents:				
Operating activities				
Interest received	$	**20,805**	$	24,241
Cash operating expenses		**(231,808)**		(174,720)
Site restoration expenditures		**(5,959)**		-
		(216,962)		(150,479)
Investing activities				
Mineral property additions		**(777,258)**		(307,212)
Refundable exploration deposits		**(61,200)**		-
Receipt of environmental deposits		**4,545**		-
		(833,913)		(307,212)
Financing activities				
Private placement proceeds		**604,000**		550,000
Cash share issue costs		**(6,478)**		(32,287)
Exercise of stock options and warrants		**22,000**		258,329
		619,522		776,042
Foreign exchange loss on cash held in foreign currency		**-**		(9,294)
Increase (decrease) in cash and cash equivalents		**(431,353)**		309,057
Cash and cash equivalents:				
Beginning of year		**834,686**		525,629
End of year	$	**403,333**	$	834,686

Supplementary Information:

Interest and taxes

No cash was expended on interest or taxes during the years ended September 30, 2008 and September 30, 2007.

Non-cash transactions:

During the year ended September 30, 2008, the Company granted stock options to officers and/or directors resulting in a non-cash charge of $109,000, (2007 – $33,500), being included in general and administrative expenses. Note 9

During the year ended September 30, 2008 the Company issued 435,000, (2007 – 290,000), common shares pursuant to the Taylor Brook and Viking option agreements. The non-cash transactions were valued at $78,900, (2007 - $52,850), using the closing price of the Company's shares on the share issue date.

During the year ended September 30, 2007, non-cash share issue costs of $18,000 that were recognized as a reduction to common stock represented the value assigned to finders' warrants. Note 7 (b).

See accompanying notes to the financial statements.

1. Nature and continuance of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada and the United States. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and has not determined whether mineral properties contain ore reserves that are economically recoverable.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

While the Company has sufficient working capital in the near term to fund exploration and working capital needs, the Company is dependent upon raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake long-term exploration and development of its mineral properties. The continuing operations of the Company are dependent upon its ability to continue to obtain adequate financing or to commence profitable operations in the future.

2. Summary of significant accounting policies

a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned US subsidiary NAMCOEX Inc. NAMCOEX was incorporated by the Company during the year ended September 30, 2005 to acquire Nevada mineral property interests.

b) Financial instruments and comprehensive income

Effective October 1, 2006, the Company adopted the following accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants, (CICA), in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

In accordance with the CICA Handbook Section 3855, the Company is required to classify all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.

In accordance with the CICA Handbook Section 1530, comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive income, if applicable, is included in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale, foreign currency gains or losses applicable to the Company's subsidiaries that are self-sustaining operations and the effective portion of cash flow hedges. The Company had no "other comprehensive income/loss" transactions during the two years ended September 30, 2008 and no opening or closing balances for accumulated other comprehensive income or loss.

2. Summary of significant accounting policies (continued)

c) Newly adopted accounting standards

Effective October 1, 2007 the Company adopted the following accounting standards on a prospective basis with no restatement of prior period financial statements:

Section 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation replaced Section 3861, Financial Instruments – Disclosure and Presentation. The new sections revise and enhance disclosure requirements, and carry forward unchanged presentation requirements. They place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively.. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

d) Future accounting changes

Section 1400, General Standards of Financial Statement Presentation, has been amended and will be effective for the Company's first fiscal 2009 quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

e) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include recoverability of property and equipment and valuation of options and warrants. Actual results could differ from those estimates.

f) Mineral properties and equipment

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. If an area of interest is abandoned, the related costs are charged to operations. The Company reviews the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, available financing, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

2. Summary of significant accounting policies (continued)

f) Mineral Properties and Equipment (continued)

Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. Option payments made by the Company are recorded as mineral property costs. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Equipment is recorded at cost net of amortization calculated on a declining balance basis at a rate of 30% per annum.

g) Asset Retirement Obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. A liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that management considers that the value of the related property has been impaired. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

h) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. On the renunciation date, future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

i) Foreign currency translation

The Company uses the temporal method of foreign currency translation for transactions incurred corporately in US dollars and for translating the operations of its fully integrated wholly owned US subsidiary. Pursuant to this method, monetary items are translated using the rate in effect at the financial statement date, non-monetary items are translated at the rate in effect on the transaction date and revenues and expenses are translated at the average rate in effect during the period. Gains and losses are recorded in operations for the year.

j) Earnings (Loss) per share

Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

Refer to Note 7(c) and (e) for a summary of options and warrants outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the calculation in the years disclosed because their effect was anti-dilutive.

2. Summary of significant accounting policies (continued)

k) Income taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, a valuation allowance is applied against the excess.

l) Stock-based compensation

The Company follows the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost over the vesting period. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

m) Government incentives

Through its exploration in Newfoundland and Labrador, the Company has benefited from grants. These incentives are not repayable provided that the Company meets the requirements of the agreement, the most significant of which is that the incentives apply to qualifying expenditures. Qualifying expenditures are defined broadly within the agreement as all reasonable expenses for contracted services, machinery rental, transportation of machinery, personnel and supplies or other approved costs in connection with the Taylor Brook drilling program and Viking trenching program respectively. The incentives reduce the mineral property costs to which they pertain in the year that the qualifying exploration expenditures are incurred or when eligibility becomes apparent if this is later. These government incentives are subject to review by the relevant granting authorities, and by their nature are subject to measurement uncertainty. Adjustments, if any, resulting from such a review are recorded in the period during which the Company is reassessed.

3. Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers' acceptances, with terms to maturity of 90 days or less when acquired. The counter-parties are financial institutions.

Restricted cash

At September 30, 2008 unexpended proceeds from flow-through share issuances in the amount of $100,000 that are restricted for use on qualifying exploration expenditures are included in cash and cash equivalents. The Company is committed to incur these costs by December 31, 2009.

4. Other Assets

	2008	2007
Environmental deposits	$ 3,065	$ 7,610
Refundable exploration deposits	61,200	-
	$ 64,265	$ 7,610

The environmental deposits pertain to the mineral exploration properties in Nevada that were abandoned. A portion of the deposits was refunded during the year ended September 30, 2008. The exploration deposits were paid in connection with the staking of claims in Newfoundland where a portion of the claim payment is refundable if sufficient exploration work is completed within the first year.

5. Mineral properties and equipment

2008	Total	Newfoundland & Labrador		Other Properties
		Taylor Brook	Viking	
Exploration expenditures:				
Cumulative exploration costs to Sept. 30, 2007	$ 121,647	$ 78,067	$ 43,580	$ -
Geological consulting	160,998	64,358	92,390	4,250
Drilling	334,114	334,114	-	-
Trenching	59,156	-	59,156	-
Travel and accommodation	46,166	16,947	29,219	-
Equipment rental	13,550	6,893	6,657	-
Field	25,787	11,218	14,569	-
Geochemical	27,960	15,600	12,360	-
Geophysical	23,674	17,164	2,510	4,000
Air support	5,118	-	5,118	-
Government grant	(155,000)	(100,000)	(55,000)	-
Asset retirement obligation	5,000	(2,500)	7,500	-
Write-down of mineral properties	(8,250)	-	-	(8,250)
Cumulative exploration costs to Sept. 30, 2008	**659,920**	**441,861**	**218,059**	-
Property acquisition costs:				
Cumulative acquisition costs to Sept. 30, 2007	54,313	29,000	25,313	-
Acquisition costs incurred	106,410	72,240	34,170	-
Cumulative acquisition costs to Sept. 30, 2008	**160,723**	**101,240**	**59,483**	-
Total mineral properties Sept. 30, 2008	**$ 820,643**	**$ 543,101**	**$ 277,542**	**$ -**
Equipment at cost	34,400			
Accumulated amortization	(4,637)			
Total mineral properties and equipment Sept. 30, 2008	**$ 850,406**			

2007	Total	Newfoundland & Labrador		Nevada	Other Properties
		Taylor Brook	Viking	Cold Springs	
Exploration expenditures:					
Cumulative exploration costs to Sept. 30, 2006	$ 39,938	$ -	$ -	$ 39,938	$ -
Geological consulting	85,376	38,438	14,775	19,575	12,588
Drilling	158,660	-	-	158,660	-
Trenching	36,412	10,670	25,742	-	-
Travel	25,130	10,936	3,063	4,998	6,133
Field	10,069	7,583	-	2,486	-
Geochemical	23,147	7,140	-	15,032	975
Asset retirement obligation accrual	6,759	3,300	-	3,459	-
Write-down of mineral properties	(263,844)	-	-	(244,148)	(19,696)
Cumulative exploration costs to Sept. 30, 2007	**121,647**	**78,067**	**43,580**	-	-
Property acquisition costs:					
Cumulative acquisition costs to Sept. 30, 2006	25,242	-	-	25,242	-
Acquisition costs incurred	55,895	29,000	25,313	1,132	450
Write-down of mineral properties	(26,824)	-	-	(26,374)	(450)
Cumulative acquisition costs to Sept. 30, 2007	**54,313**	**29,000**	**25,313**	-	-
Total mineral properties Sept. 30, 2007	**$ 175,960**	**$ 107,067**	**$ 68,893**	**$ -**	**$ -**

5. Mineral properties and equipment (continued)

Newfoundland and Labrador, Canada

Taylor Brook

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/platinum group elements prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter return royalty, half of which can be bought back for $1 million.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payments or equivalent value of shares	Minimum Cumulative Expenditures
Mar. 26, 2007 (issued)	200,000	$ -	$ -
Mar. 19, 2008 (issued/incurred)	300,000	$ -	$ 200,000
Mar. 19, 2009	-	$ 50,000	$ 400,000
Mar. 19, 2010	-	$ 70,000	$ 700,000
Mar. 19, 2011	-	$ 80,000	$ 1,200,000
	500,000	$ 200,000	

Viking

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The Company was also required to make a cash payment of $15,000 to the underlying property holder during fiscal 2008.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payment	Minimum Cumulative Expenditures
July 16, 2007 (Issued)	90,000	$ -	
February 24, 2008 (paid)	-	$ 15,000	
July 5, 2008 (issued/incurred)	135,000	$ -	$ 140,000
July 5, 2009	225,000	$ -	$ 350,000
July 5, 2010	310,000	$ -	$ 600,000
July 5, 2011	355,000	$ -	$ 1,200,000
	1,115,000	$ 15,000	

Mineral property write-offs

Mineral property costs written-off during fiscal 2008 pertained to properties that were investigated and those that were formerly written-off and revisited, but for which a decision was made not to pursue further exploration.

After compilation and interpretation of drilling results from the fiscal 2007 winter drill program the Company terminated the Cold Springs, Nevada acquisition agreement, without penalty or obligations for further payments, and the mineral property costs were written-off during the year ended September 30, 2007.

6. Asset Retirement Obligation

Changes in the asset retirement obligation for the years ended September 30 are as follows:

	2008	2007
Balance, beginning of year	$ 6,759	$ -
Change in retirement accrual	7,500	6,759
Restoration costs incurred	(5,959)	-
Accretion	800	-
Balance, end of year	9,100	6,759
Current portion of Asset Retirement Obligation	-	3,459
Non-current portion of Asset Retirement Obligation	$ 9,100	$ 3,300

The Company completed the restoration of the Nevada mineral property sites during the year ended September 30, 2008. As at September 30, 2008, the Company has recorded $9,100 for costs to restore the Taylor Brook and Viking, Newfoundland & Labrador properties. The Taylor Brook and Viking costs were based on expected payments of $10,800 two years in the future, discounted at 12% per annum. Management believes that there are no other significant legal obligations as at September 30, 2008 for current and future asset retirement and restoration costs.

The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

7. Capital Stock, Warrants and Contributed Surplus

a) Authorized

Unlimited number of common shares without par value

b) Issued

	Common shares		Contributed	Warrants	
	Number	Amount	Surplus	Number	Amount
Balance Sept. 30, 2006	40,277,314	$9,143,390	$298,467	9,764,286	$279,779
Private placement net of issue costs of $50,287	4,583,333	380,713	-	2,291,666	119,000
Finders' warrants	-	-	-	208,333	18,000
Warrants exercised	2,276,533	299,646	-	(2,276,533)	(67,117)
Warrants expired	-	-	216,881	(7,569,005)	(216,881)
Stock options exercised	215,000	25,800	-	-	-
Stock issued pursuant to property option agreements	290,000	52,850	-	-	-
Stock-based compensation	-	-	33,500	-	-
Balance Sept. 30, 2007	47,642,180	$9,902,399	$548,848	2,418,747	$132,781
Private placement net of issue costs of $6,478	3,623,468	519,522	-	964,513	78,000
Warrants exercised	12,500	2,649	-	(12,500)	(649)
Stock-based compensation Note 9	-	-	109,000	-	-
Issued pursuant to mineral property option agreements	435,000	78,900	-	-	-
Options exercised	200,000	20,000	-	-	-
Balance Sept. 30, 2008	51,913,148	$10,523,470	$657,848	3,370,760	$210,132

7. Capital Stock, Warrants and Contributed Surplus (continued)

b) Issued

During the year ended September 30, 2008 the Company completed a non-brokered private placement comprised of 1,694,439 flow-through shares at $0.18 per share and 1,929,029 units at $0.155 per unit for combined gross proceeds of $604,000. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.23 per share to April 2, 2010. The warrants issued pursuant to the private placement were valued at $78,000 and this value reduced the proceeds assigned to common shares. In valuing the warrants, the Company utilized the Black Scholes Option Pricing Model assuming volatility of 103%, a risk-free interest rate of 2.9%, a two year expected warrant life, and a 0% dividend rate. Officers and directors subscribed to 416,666 of the flow-through shares and 387,593 of the units.

During the year ended September 30, 2007, the Company closed a non-brokered private placement of 4,583,333 units at a price of $0.12 per unit for gross proceeds of $550,000. Each unit was comprised of one common share and one-half of one share purchase warrant. Officers and directors subscribed to 129,165 units. A cash finder's fee of $25,000 was paid out of the gross proceeds and the Company issued "Finder's Warrants" to allow the purchase of 208,333 units to May 2, 2009 at $0.12 per unit. Each of these units is comprised of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.16 per share to May 2, 2009. The warrants attached to the private placement units and the finders' warrants were valued at $119,000 and $18,000 respectively using the Black Scholes Option Pricing Model. The assumptions utilized in these calculations included volatility of 76%, a 2 year warrant life, a risk-free interest rate of 4.62% and a 0% dividend rate.

c) Stock options outstanding

	Number of shares		Exercise
Expiry	2008	2007	Price
March 23, 2008	-	200,000	$0.10
August 1, 2011	625,000	625,000	$0.10
December 11, 2011	500,000	500,000	$0.10
May 8, 2012	100,000	100,000	$0.15
October 17, 2012	925,000	-	$0.22
	2,150,000	1,425,000	

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time. All of the above-noted outstanding options vested on the grant date.

d) Stock option transactions

	Number of options	Weighted Average exercise price
As at September 30, 2006	1,100,000	$0.11
Exercised	(215,000)	$0.12
Expired	(60,000)	$0.12
Granted	600,000	$0.11
As at September 30, 2007	1,425,000	$0.10
Exercised	(200,000)	$0.10
Granted	925,000	$0.22
As at September 30, 2008	2,150,000	$0.15

7. Capital Stock, Warrants and Contributed Surplus (continued)

e) Warrant transactions and warrants outstanding

	Warrants at $0.16 expiring May 2, 2009	Finders' warrants at $0.12 expiring May 2, 2009	Warrants at $0.10 expiring March 9, 2007	Warrants at $0.23 expiring April 2, 2010	Total
Sept. 30, 2006	-	-	9,764,286	-	9,764,286
Warrants issued pursuant to private placement	2,291,666	208,333	-	-	2,499,999
Warrants exercised	(81,252)	-	(2,195,281)	-	(2,276,533)
Warrants expired	-	-	(7,569,005)	-	(7,569,005)
Sept. 30, 2007	2,210,414	208,333	-	-	2,418,747
Warrants issued	-	-	-	964,513	964,513
Warrants exercised	(12,500)	-	-	-	(12,500)
Sept. 30, 2008	2,197,914	208,333	-	964,513	3,370,760

The $0.16, $0.10 and $0.23 private placement warrants allow the purchase of the indicated number of shares. The $0.12 finders' warrants allow the purchase of 208,333 units, (finders' units). Each of the finders' units is in turn comprised of one common share and one-half share purchase warrant. Each whole warrant may be exercised to acquire one common share at $0.16 per share to May 2, 2009.

8. Financial Instruments

The following summarizes the carrying values of the various financial instrument categories:

Category	Carrying value Sept. 30, 2008	Carrying value Sept. 30, 2007
Held for trading (Cash and Cash Equivalents)	$ 403,333	$ 834,686
Loans and receivables (Accounts and grants receivable)	$ 161,709	$ 5,192
Other financial liabilities (Accounts payable and accrued liabilities and Due to related parties)	$ 60,556	$ 59,806

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature. The average interest rate on outstanding cash and cash equivalent balances was 2.96% at September 30, 2008.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The value of cash and cash equivalent investments denominated in US dollars fluctuate with changes in currency exchange rates. Appreciation of US dollar currencies results in a foreign currency gain on such investments and a decrease in US dollar currencies results in a loss. The Company does not currently utilize market risk sensitive instruments to manage its exposure to foreign currency exchange rates, although it may do so in the future. The Company currently maintains less than $6,000 in US funds, consequently variations in exchange rates will not result in material foreign exchange gains or losses at this point in time.

9. Stock-based compensation

Included in fiscal 2008 general and administrative expenses is stock based compensation in the amount of $109,000 (2007 - $33,500). The fair value of the compensation was determined using the Black-Scholes Option Pricing Model using the following information and assumptions:

	2008	2007
Number of options granted	925,000	600,000
Weighted average exercise price	$0.22	$0.11
Weighted average expected stock price volatility	99%	94%
Weighted average risk-free interest rate	4.17%	3.98%
Expected option life	2 years	2 years
Expected dividend yield	-	-

10. Income Taxes

a) Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2008	2007
Computed expected tax recovery at a combined rate of 30% (2007 – 32%)	$(106,000)	$ (156,000)
Permanent differences	29,000	7,000
Change in valuation allowance	(174,000)	115,000
Loss expiry	24,000	39,000
Change in tax rate	227,000	-
Other	-	(5,000)
	$ -	$ -

The net future income tax asset at September 30, 2008 and 2007 is comprised of:

	2008	2007
Income tax values in excess of book value of mineral properties	$1,635,000	$ 1,824,000
Share issue costs and other	11,000	13,000
Losses carried forward	268,000	251,000
Future income tax asset before valuation allowance	1,914,000	2,088,000
Valuation allowance	(1,914,000)	(2,088,000)
Future income tax asset	$ -	$ -

b) The Company has incurred Canadian losses for income tax purposes of approximately $948,000. Unless sufficient taxable income is earned in future years these losses will expire as follows:

2009	$137,000	2026	$108,000
2010	$116,000	2027	$172,000
2014	$ 74,000	2028	$242,000
2015	$ 99,000		

c) As at September 30, 2008, the Company has available the following approximate Canadian tax amounts which may be deducted, at the rates indicated, in determining taxable income of future years.

	Amount	Rate
Canadian exploration expenses	$4,159,000	100%
Canadian development expenses	1,581,000	30%
Foreign exploration and development expenses	328,000	10%
Undepreciated capital cost	46,000	20%-30%
	$6,114,000	

11. Related Party Transactions

During the year ended September 30, 2008, the Company was billed $12,200, (2007 - $10,500), for its share of base office lease costs and $23,300, (2007 - $9,900), for its share of lease operating and general and administrative costs, by a company related by virtue of certain common officers and directors. Companies related by virtue of common officers and/or directors, billed the Company $19,600 during the year ended September 30, 2008, (2007 - $27,700), for its share of general and administrative costs and allocated secretarial salaries. Officers of the Company billed $193,700,(2007 - $105,300), for their consulting services rendered during the year ended September 30, 2008, either personally or through their corporate employers. Related party payables at September 30, 2008 and September 30, 2007 related to unpaid consultants' billings and general and administrative and secretarial billings.

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12. Commitments

Pursuant to sublease agreements, as amended, with a company related by virtue of certain common officers and directors, the Company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs for the ensuing five fiscal years are as follows:

each of 2009 through 2011	$19,900
2012	$ 5,000

In addition, the Company is committed to pay its share of annual associated lease operating costs, which are expected to aggregate $ 15,000 for the year ended September 30, 2009.

The Company entered into a drilling contract during September, 2008 that requires the Company commit to a minimum of 500 lineal meters of drilling on the Viking property, with an estimated cost of $100,000. See also Note 5 regarding mineral property acquisition commitments.

13. Segment disclosures

During the year ended September 30, 2008 all mineral exploration activities were undertaken in Canada. During the year ended September 30, 2007 mineral acquisition and exploration activities conducted in the United States were undertaken through the Company's wholly owned United States subsidiary, NAMCOEX Inc. Virtually all expenditures, with the exception of U.S. exploration expenditures that were undertaken in fiscal 2007, were incurred in Canada during both fiscal years. Categories of revenue and assets allocated to geographic region are as follows:

2008	**Canada**	**United States**	**Total Enterprise**
Interest revenue	$ 20,805	$ -	$ 20,805
Write-down of mineral properties	$ 8,250	$ -	$ 8,250
Net and comprehensive loss	$ 350,996	$ 2,523	$ 353,519
Total assets	$ 1,488,668	$ 8,864	$ 1,497,532
Capital assets - mineral properties and equipment	$ 850,406	$ -	$ 850,406
Additions to capital assets	$ 687,333	$ -	$ 687,333

2007	**Canada**	**United States**	**Total Enterprise**
Interest revenue	$ 24,241	$ -	$ 24,241
Write-down of mineral properties	$ 6,734	$283,934	$ 290,668
Net and comprehensive loss	$ 201,629	$287,396	$ 489,025
Total assets	$1,029,950	$ 10,588	$1,040,538
Capital assets – mineral properties and equipment	$ 175,960	$ -	$ 175,960
Additions to capital assets	$ 182,694	$218,753	$ 401,447

14. Capital

The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. Capital is defined as Capital Stock, Warrants and Contributed Surplus. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers' Acceptances.

The externally imposed capital requirement that the Company is exposed to relates to flow-through shares. Pursuant to flow-through agreements entered into with flow-through share subscribers, the Company has committed to use the full proceeds of these issuances to incur qualifying mineral exploration expenditures within a prescribed time frame. Should the Company not incur these expenditures, they are required to pay the flow-through subscribers an amount equal to the tax payable by the subscriber as a result of the Company's failure to incur the expenditures. As indicated in note 3, as at September 30, 2008, the Company is required to incur a further $100,000 of qualifying exploration expenditures by December 31, 2009.

15. Financial Risk Management

a) Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties to a financial instrument fail to meet their contractual obligations. The Company's financial instruments that could be subject to credit risk consist of related party receivables, Government grant receivables, GST input tax credits and cash held in bankers' acceptances. The Company has had a history of prompt payment of their receivables and considers credit risk to be low on these instruments as at September 30, 2008.

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity risk is the utilization of budgets, to attempt to maintain sufficient liquidity in order to meet operational and exploration requirements as well as property acquisition commitments. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company is currently investigating financing options as additional financing is required for the Company to carry on operations beyond fiscal 2009. Refer also to Note 1, continuance of operations.

c) Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits. There were no material foreign currency denominated transactions during the year and the Company did not hold material cash balances in foreign currencies. As a result the Company was not exposed to significant foreign currency exchange risks during the year or as at September 30, 2008. As the Company has not yet developed producing mineral interests, it is not exposed to commodity price risk at this time. As the Company has no debt facilities and has minimal amounts of interest income, it is not exposed to significant interest rate risk at this time.

16. Seasonality and Cyclicality

The Company incurs substantially all of its Canadian mineral exploration expenditures during spring, summer and fall. The Nevada properties were not limited by winter weather and consequently fiscal 2007 U.S. exploration occurred during the winter months.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

The information included in this document should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2008 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is November 26, 2008. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including without limitation, exploration budgets, data regarding potential mineralization, exploration results and future plans and objectives, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Northern Abitibi Mining Corp., (the Company), trading as NAI on the TSX.V, including its wholly owned subsidiary, NAMCOEX Inc., is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations and no earnings therefrom, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares and warrants. None of the Company's properties are in production. Consequently, the Company's net income is a limited indicator of its performance or potential.

2) Highlights – year ended September 30, 2008

a) The Company completed the first and second phase drill programs on Taylor Brook, aggregating 17 holes and approximately 2,600 meters.
b) Five separate occurrences of sulfides were intersected during the Taylor Brook drill program and four of the five sulfide zones contained nickel/copper/cobalt mineralization associated with mafic to ultramafic host rocks.
c) An excellent correlation was found between airborne geophysical conductors and sulfide bodies on Taylor Brook, with all of the airborne geophysical conductors drill-tested during the Taylor Brook drill program containing sulfides, validating a useful exploration technique for the property and potentially the district.

2) Highlights – year ended September 30, 2008 (continued)

d) The Company staked an additional 1,024 claims surrounding the Taylor Brook property, following the success of the initial Taylor Brook drill program and the usefulness of airborne geophysics in sulfide target detection.

e) The Company conducted a first phase trenching program on Viking, uncovering four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne, occurring over an area exceeding 1,500 meters in strike length.

f) The Company conducted a second phase surface exploration program on Viking consisting of excavating 20 new trenches and sampling 291 rock, chip and channel samples. Results confirmed that both high and low grade gold mineralization is found in the bedrock over a distance of approximately 3 kilometers, demonstrating both grade potential and size potential of the target. Combined phase one and two trenching programs have identified six zones of high grade gold mineralization within an area exceeding 1600 meters by 500 meters.

g) In late October, 2008 the Company completed a drill program that was designed to explore the Viking Discovery at depth and begin testing the deposit potential of the area. A total of 10 holes and 575 meters of core were drilled. Initial results included 218.79 grams per tonne gold over 0.5 meters and 50.05 grams per tonne gold over 3.7 meters.

h) In April, 2008 the Company completed a private placement financing comprised of common share units and flow-through common shares for gross proceeds of $604,000.

3) Mineral Properties

Taylor Brook, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/PGE prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, all of which have been issued to date, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter returns royalty, half of which can be bought back for $1 million.

The Taylor Brook property is located in a relatively unexplored region, that has excellent access via a network of logging roads. In 1998, sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization described as the Layden showing. The company that has optioned the property to Northern Abitibi conducted a high resolution Aero TEM II airborne geophysical survey over the property in 2006 and numerous conductive and magnetic targets have been identified. The survey identified four significant airborne conductors that occur immediately adjacent to the high grade Layden showing. The largest of these conductors is about 600 meters by 100 meters in size.

In November and December, 2007 the Company drilled eight holes for a total of 1,205 meters. The budget for the program was $200,000 and actual costs approximated $220,000. The intercepts included 0.18% Ni over 0.97 meters from 7.73 to 6.70 meters depth and 0.13% Ni, 0.21% Cu and 0.03% Co over one meter from 35.66 to 36.66 meters. All of the holes drilled into the "Southern Margin" intersected zones containing anomalous Ni/Cu/Co associated with sulfide-bearing intrusive breccias containing between 0.01% and 0.07% Ni.

Ore grade intercepts were not encountered in drilling, however, a much better understanding of the nature and distribution of the mafic-ultramafic intrusive complex was obtained, allowing for a refined exploration model to be developed. The mafic-ultramafic intrusive suite is proving to be much larger at depth than on surface, and remains open along strike. The three large airborne geophysical conductors that surround the

3) Mineral Properties (continued)

Taylor Brook, Newfoundland and Labrador Canada (continued)

high grade Layden showing were not drill tested during the first phase of drilling due to deep snow conditions. An interpretation of the subsurface geometry of the mafic intrusion indicates the strongest and most southerly airborne geophysical conductor coincides with the projected margin of the southeast-plunging mafic-ultramafic intrusive body. This geophysical conductor remains an excellent drill target for massive sulfides. The new data also shows that the holes drilled into the "Southern Margin" of the intrusion as mapped on surface, were actually drilled into the top portion of a southeast plunging intrusion.

In March, 2008 the Company conducted a downhole pulse electromagnetic survey on two drill holes. Preliminary data was utilized to determine certain of the drill targets for the Phase 2 drill program. The Phase 2 drill program with a budget of $256,000 was completed for approximately $228,000 during the three months ended June 30, 2008. The Phase 2 drilling, comprised of 9 holes and approximately 1,400 meters, was extremely successful in discovering sulfide zones, identifying new areas of nickel/copper mineralization, and outlining a new highly prospective emerging nickel district.

During the Company's drill programs, five separate occurrences of sulfides were intersected and four of the five sulfide zones contain nickel/copper/cobalt mineralization associated with mafic to ultramafic host rocks. The four zones of nickel/copper/cobalt mineralization occur within an area exceeding 300 meters by 800 meters, and all four zones remain open for expansion and delineation. All of the airborne geophysical conductors drill-tested during this program contained sulfides providing an excellent correlation between airborne geophysical conductors and sulfide bodies. The property contains two additional airborne geophysical conductors that have not yet been drill-tested. Given the success of the drilling program and the usefulness of the airborne geophysics in sulfide target detection, the company has staked an additional 1024 claims surrounding the Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt.

Viking, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company, (issued 225,000 shares to November 26, 2008), and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The Company also made a cash payment of $15,000 to the underlying property holder in February, 2008 in accordance with the agreement.

The property contains a series of mesothermal style quartz veins and stockworks hosted in Precambrian intrusive rocks. Mineralization consists of pyrite-chalcopyrite-galena-sphalerite and locally visible gold in silica-carbonate altered zones. Two large gold-in-soil anomalies have been defined on the property. Historic exploration included three drill holes that encountered large intervals of highly altered granite with anomalous gold grades, but failed to intersect the large quartz veins occurring as boulders on surface. Sixteen historical grab samples from outcrop and quartz boulders from the eastern soil anomaly of the property returned gold values ranging from trace to 42.8 grams per tonne, averaging 8 grams per tonne. The eastern soil anomaly has never been trenched or drill tested, but is also considered to be an excellent target for gold exploration.

In October, 2007 the Company conducted a trenching program focused on large zones containing well-defined gold in soil anomalies and zones with high grade gold in rocks. The trenching program uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne occurring over an area exceeding 1,500 meters in strike length, confirming the potential for a large, high-grade, gold vein system.

3) Mineral Properties (continued)

Viking, Newfoundland and Labrador, Canada

The second phase exploration program with a budget of approximately $127,000 and actual costs of approximately $115,000, was completed in late July, 2008. This phase included a major trenching program of twenty additional trenches identifying six new zones of alteration and quartz sulphide veining in bedrock. The results of the 243 rock samples were reported in a news release dated September 8, 2008. The trenching program resulted in the discovery of four new zones of bedrock hosted high grade gold mineralization with grades ranging from 7.7 to 335.4 grams per tonne gold. The trenching of the mostly unexplored, gold-in-soil anomaly confirmed that both high and low grade gold mineralization was found in bedrock over an area approaching 3 kilometres.

The Company commenced drilling on the Viking property in early October, 2008. The 10 hole, 575 meter drill program was designed to test several high grade gold zones at trenches 1, 7, 9 and 14 that were discovered during the recent trenching program. Drilling was completed at the end of October. Holes 1 to 5 tested the Thor Vein and holes 6 to 9 tested the Odin Vein which is located 70 meters south of the Thor Vein. Hole 10 was located 310 meters south of the Odin Vein.

To date the Company has received and interpreted drill results for holes 1 and 2 that tested the Thor Vein. The Thor Vein consists of a zone 1.5 to 8.0 meters in width, hosting numerous individual quartz-sulfide veins ranging from 0.3 to 1.8 meters wide. The 2008 drill program has tested it from near surface to approximately 100 meters down dip and it remains open in all directions. Visible gold has been identified in the majority of holes that intersected the vein. Hole 1 intersected a 5.75 meter interval within the Thor Vein grading 33.74 grams per tonne (g/t) gold, including a 3.7 meter interval grading 50.05 g/t gold and a 0.5 meter interval grading 218.79 g/t gold. Hole 2 intersected a 3.8 meter interval within the Thor Vein grading 16.12 g/t gold including a 0.4 meter interval grading 35.84 g/t gold and 0.5 meters grading 41.66 g/t gold. Both holes also intersected a second smaller high grade footwall vein running roughly sub-parallel to the Thor Vein but located about 30 meters below it. The Company is extremely pleased with the results of the Viking drill program to date. Drilling has demonstrated that the Thor vein is high grade, has good widths, and is continuous over the area drilled. The zone remains open in all directions and has excellent potential to develop into a significant and high quality gold resource. Assay results for holes 3 – 10 are expected in December, 2008.

4) Operating Results

Year ended September 30, 2008 compared to year ended September 30, 2007

A summarized statement of operations appears below to assist in the discussion that follows:

Year ended September 30	**2008**	**2007**
General and administrative expenses	$ (281,067)	$ (136,888)
Reporting to shareholders	(37,198)	(40,271)
Professional fees	(30,934)	(23,442)
Stock exchange and transfer agent fees	(11,438)	(12,703)
Foreign exchange loss	-	(9,294)
Interest income	20,805	24,241
Amortization of capital assets	(4,637)	-
Accretion of asset retirement obligation	(800)	-
Write-down of mineral properties	(8,250)	(290,668)
Net and comprehensive loss	$ (353,519)	$ (489,025)

The decrease in interest income related primarily to lower interest rates. The current period's mineral property write-down pertained to costs to review a Quebec property, for which valid claims still exist but which was previously written-off, and investigative costs re a potential property acquisition that was not completed. The prior year write-down pertained to the Cold Springs, Nevada property. A combination of limited US cash amounts and limited variances in the US to Canadian dollar exchange rates in fiscal 2008 resulted in no foreign exchange gain or loss in the current period.

4) Operating Results (continued)

Year ended September 30, 2008 compared to year ended September 30, 2007

The following summarizes the major expense categories comprising general and administrative expenses for the years ended September 30, 2008 and September 30, 2007 respectively:

Year ended September 30	2008	2007
Administrative consulting fees	$ 70,215	$ 30,188
Stock-based compensation	109,000	33,500
Occupancy costs	22,861	16,712
Office, secretarial and supplies	23,922	29,931
Website maintenance and networking	2,692	6,882
Travel and promotion	23,665	2,300
Insurance	22,233	17,375
Directors' fees	6,479	-
Total	$ 281,067	$ 136,888

General and administrative expenses increased approximately $144,000 from the prior period. The bulk of the increase was attributable to an increase in stock-based compensation of $76,000. Details of the calculation of the compensation expense are provided in Note 9 to the Financial Statements. Administrative consulting costs increased approximately $40,000. The President and Vice-President Exploration attended several industry events in the current period that were not attended before, including the Vancouver Mineral Exploration Round-up in January and The Toronto PDAC in March, in addition to the Vancouver Cambridge show in January. The President attended an investor conference in St. John's in September, 2008. Time spent attending these conferences and time spent preparing written materials and presentations contributed to the increase in consulting costs. Increased exploration activity in the year ended September 30, 2008 as well as time associated with securing financing, contributed to greater administrative demands, including preparation of news releases and increased reporting requirements. Travel and promotion increased by $21,000 and this pertains to the conferences discussed above. This expense category included prepared materials, cost of booths and travel and accommodation for these conferences among other things.

Effective January, 2007, the Company's office sublease was renewed at considerably increased lease rates that were reflective of the Calgary rental market. Further operating costs associated with the lease for 2008 increased significantly and the difference between actual 2007 operating costs and budget was billed in the current period. The result was a fiscal 2008 increase of $6,000 in occupancy costs. Costs associated with redesigning the Company's website aggregated approximately $5,000 during the comparative period with no comparable amount in the current period. The remaining website costs pertain to monthly maintenance. Directors' fees were not paid in prior years. In the current year a one-time payment in recognition of prior service was approved aggregating $3,779 and, effective October 1, 2007, outside Directors' fees of $500 per meeting attended in person and $300 for meetings attended by telephone were approved. Insurance costs have increased because the Company acquired Directors' and Officers' insurance late in the third quarter of the previous year while these costs were incurred for a full year during fiscal 2008.

The following summarizes the components of professional fees included in the statement of earnings:

Year ended September 30	2008	2007
Legal and filing fees	$ 7,002	$ 9,238
Tax preparation fees	1,995	-
Audit fees	21,937	14,204
Total	$ 30,934	$ 23,442

Audit fees are primarily comprised of accrued audit fees for the respective years' audits. Fees have increased from the prior year.

4) Operating Results (continued)

Three months ended September 30, 2008 compared to three months ended September 30, 2007

Three months ended September 30	**2008**	**2007**
General and administrative expenses	$ (31,761)	$ (24,739)
Reporting to shareholders	(3,633)	(2,799)
Professional fees	(23,748)	(16,544)
Stock exchange and transfer agent fees	(2,511)	(3,780)
Foreign exchange loss	-	(482)
Interest income	3,286	10,135
Amortization of capital assets	(2,580)	-
Mineral property write-down	(4,000)	(451)
Net and Comprehensive Loss	$ (64,947)	$(38,660)

With limited US cash amounts being maintained and very little variance in the US to Canadian dollar exchange rates in fiscal 2008, there was no foreign exchange gain or loss in the current period. The large reduction in interest income is primarily due to decreased average cash balances during this quarter.

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended September 30, 2008 and September 30, 2007 respectively:

Three months ended September 30	**2008**	**2007**
Administrative consulting fees	$ 11,437	$ 7,048
Travel and promotion	3,197	-
Occupancy costs	5,122	4,666
Office, secretarial and supplies	5,266	5,658
Other	314	675
Insurance	5,625	6,692
Directors' fees	800	-
Total	$ 31,761	$ 24,739

Administrative consulting fees increased for the reasons discussed in the full year comparison above. Travel and promotion for the current quarter related to the attendance at an investor conference in St. John's in September, 2008. The conference was not attended in the comparative period.

5) Liquidity and Capital Resources

The Company's working capital position at September 30, 2008 was approximately $522,000, (September 30, 2007 - $794,000). Cash has decreased $431,000 from September 30, 2007. The fiscal 2008 private placement that netted $598,000 after share issue costs, (2007 - $518,000), the exercise of warrants for proceeds of $2,000, (2007 - $232,000), and the fiscal 2008 exercise of options for proceeds of $20,000, (2007 - $26,000), comprised the significant sources of cash in the two fiscal years. Administrative costs in excess of interest income utilized $211,000 of cash, (2007 - $150,000) and expenditures on site restoration utilized $6,000 of cash during fiscal 2008.

The Company expended approximately $777,000 of cash on mineral properties and equipment, (2007 - $307,000) during the year. In addition, during fiscal 2008, payment of refundable exploration deposits utilized $61,000 of cash and environmental deposits received contributed cash in the amount of $4,500.

Allowing for the receipt of government grants receivable, the Company will have sufficient cash to finance general and administrative expenses, reporting to shareholder costs, professional fees and stock exchange and transfer agent fees for a year, as well as the current Viking drilling program. The Company will require additional financing to cover additional exploration, mineral property acquisitions and future years' general and administrative costs. Management is currently actively looking at financing options. While the Company has successfully raised equity funds in the past, there are no guarantees that it will be able to do so in the future. See note 1 to financial statements.

6) Financing

On April 2, 2008, the Company closed a non-brokered private placement for gross proceeds of $604,000. The private placement was comprised of 1,929,029 units, (Common Units), at a price of $0.155 per Common Unit and 1,694,439 flow-through common shares at a price of $0.18 per share. Each Common Unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at a price of $0.23 per share to April 2, 2010. The proceeds of the private placement funded the phase two exploration program at Taylor Brook and the phase two program at Viking and the investigation and acquisition of new property acquisitions. It will also finance future general, administrative and operating costs as well as the Fall, 2008 Viking drilling program.

During the year ended September 30, 2007, the Company closed a non-brokered private placement of 4,583,333 units at a price of $0.12 per unit for gross proceeds of $550,000. Each unit was comprised of one common share and one-half of one share purchase warrant. A cash finder's fee of $25,000 was paid out of the gross proceeds and the Company issued "Finder's Warrants" to allow the purchase of 208,333 units to May 2, 2009 at $0.12 per unit. Each of these units was comprised of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.16 per share to May 2, 2009. The proceeds of this financing have been utilized to finance the phase one and a portion of the phase two exploration programs on Taylor Brook and the phase one exploration program on Viking as well as general working capital needs.

7) Contractual Obligations

Commencing January 1, 2007 the Company's office sublease was extended for a further five years. Pursuant to option agreements that the Company has entered into, it will be required to make annual payments in order to acquire an interest, subject to Net Smelter Royalties, in the Taylor Brook and Viking claims discussed above under 3) Mineral Properties. The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire either or both of the properties.

Combined contractual cash obligations for the following five **fiscal** years ended September 30 follow:

Nature of obligation	2009	2010	2011	2012	2013
Office Lease base rent	$19,900	$19,900	$19,900	$ 5,000	$ -
Mineral property acquisition	$50,000 *	$70,000 *	$80,000 *	$ -	-
Total	$69,900	$89,900	$99,900	$ 5,000	$ -

* May be settled in equivalent value of common shares of the Company

In addition to the above cash mineral property commitments, at September 30, 2008 the Company was committed to issue common shares and incur a minimum dollar value of **cumulative** exploration expenditures during the following five **fiscal** years as follows:

	2009	2010	2011	2012	2013
Common shares	225,000	310,000	355,000	-	-
Cumulative exploration expenditures	$750,000**	$1,300,000	$2,400,000	-	-

** was fully incurred by November 26, 2008

The Company entered into a drilling contract during September, 2008 that requires the Company commit to a minimum of 500 lineal meters of drilling on the Viking property, with an estimated cost of $100,000. The committed amount of drilling was undertaken subsequent to year-end.

8) Exploration Expenditures

Refer to "Mineral Properties," note 5 to the consolidated financial statements.

9) Off-Balance Sheet Transactions

There are no off-balance sheet transactions to report.

10) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2008	2007	2006
Financial Results			
Interest Income and other	$ 20,805	$ 24,241	$ 13,883
Net and Comprehensive Loss	$ (353,519)	$ (489,025)	$ (296,596)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)
Financial Position			
Working capital	$ 522,305	$ 793,703	$ 525,798
Total assets	$ 1,497,532	$ 1,040,538	$ 621,619
Capital Stock	$ 10,523,470	$ 9,902,399	$ 9,143,390
Warrants	$ 210,132	$ 132,781	$ 279,779
Contributed Surplus	$ 657,848	$ 548,848	$ 298,467
Deficit	$ (9,963,574)	$ (9,610,055)	$ (9,121,030)

Included in the loss for 2008 is a write-off of mineral properties aggregating $8,000, (2007 - $291,000, 2006 - $164,000). Stock-based compensation expense of $109,000 in 2008, (2007 - $33,500, 2006 - $28,000), also contributed to the increase in loss relative to previous years.

11) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended	Sept 30 2008 (Q4 2008)	June 30 2008 (Q3 2008)	March 31 2008 (Q2 2008)	Dec 31 2007 (Q1 2008)	Sept 30 2007 (Q4 2007)	June 30 2007 (Q3 2007)	Mar.31 2007 (Q2 2007)	Dec.31 2006 (Q1 2007)
Interest & Other	$ 3,286	$ 5,728	$ 5,044	$ 6,747	$ 10,135	$ 6,824	$ 3,180	$ 4,102
Net loss before mineral property write-offs	(60,947)	(57,169)	(78,212)	(148,941)	(38,209)	(63,510)	(43,071)	(53,567)
Mineral property write-offs	(4,000)	-	(2,250)	(2,000)	(451)	(5,459)	(278,230)	(6,528)
Net and comprehensive loss	$(64,947)	$(57,169)	$(80,462)	$(150,941)	$(38,660)	$(68,969)	$(321,301)	$(60,095)
Basic and diluted loss per share	$0.00	$0.00	$0.00	$ 0.00	$ 0.00	$ 0.00	$ (0.01)	$ 0.00

The most significant influence on net income/loss is the amount of mineral property write-offs. Timing of the Company's write-offs cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. Stock-based compensation can also comprise a significant portion of a loss in any quarter. Compensation is recorded when stock options are granted and have vested; the timing and amount of such grants can vary from year to year. Stock-based compensation of $109,000 in the first quarter of 2008, $27,000 in the first quarter of 2007 and $6,500 in the third quarter of 2007 all increased the losses in the respective quarters. The significant loss in Q2, 2008 pertained primarily to travel and promotion that was undertaken for the first time, including attendance at two significant conferences.

12) Directors and Officers

Shane Ebert	*Director and President*	Douglas Cageorge	*Director*
Jean Pierre Jutras	*Director and Vice-President*	Shari Difley	*Chief Financial Officer*
Stephen Rowins	*Vice-President Exploration*	Barbara O'Neill	*Corporate Secretary*
Lesley Hayes	*Director*		

13) Related Party Transactions

The following non-arm's length transactions occurred during the year ended September 30, 2008:

i) paid or accrued $12,200, (2007 - $10,500), to a corporation related by virtue of common officers and directors for rent of shared office space and $23,300, (2007 - $9,900), for lease operating and miscellaneous administrative costs.

ii) paid or accrued $193,700, (2007 - $105,300), for consulting fees charged by officers or their corporate employers on a per diem or hourly basis for accounting and administrative services and geological consulting services provided.

iii) paid or accrued to a corporation related by virtue of common officers and/or directors, $19,600, (2007 - $27,700), for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

14) Capital Stock

a) Issued:

Refer to Note 7 to the financial statements. There were no changes to capital stock, warrants and contributed surplus from October 1, 2008 to November 26, 2008.

b) Stock Options and Warrants

i) Options

Refer to Note 7 to the financial statements for details of the option transactions occurring during the year ended September 30, 2008 and year-end balances. During the period from October 1, 2008 to November 26, 2008, no options were granted or exercised and none expired.

ii) Warrants

Refer to Note 7 to the financial statements for details of warrants issued, exercised and expired during the year ended September 30, 2008. During the period from October 1, 2008 to November 26, 2008, no warrants were issued or exercised and none expired.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. Should the Company discover such a promising property, it would likely attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright, as the Company does not have expertise in operating a mine.

The Company is pleased to have raised $604,000 through the private placement that closed April 2, 2008. Management continues to evaluate possible property acquisitions in Canada, the United States and Mexico.

15) Outlook (continued)

Given the success of the Company's drill programs in Newfoundland and Labrador, and the usefulness of airborne geophysics in sulfide target detection, the Company has staked an additional 1024 claims surrounding its Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt. The Company is pleased with the ongoing Viking drilling program which is confirming that zones of quartz veining discovered at surface extend to depth and along strike. The identification of free gold in several of the drill holes suggests that the high grade gold mineralization identified at surface could be continuous at depth: Initial drilling results at Viking have demonstrated the excellent potential for the property to develop into a significant and high quality gold resource. Pending financing, management plans to further exploration in Newfoundland, including an airborne survey on Taylor Brook and further drilling on Viking. Management of the company is currently actively looking at financing options that will enable the Company to continue to look at potential new projects and to finance further exploration on its Newfoundland properties.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. Current market conditions have resulted in depressed stock prices.in all sectors. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.
d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a material liability to the Company, however changes to legislation could result in the Company being offside at some point in the future.
e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.
f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.
g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business. This is somewhat mitigated from a geological perspective by having a qualified geologist in each of the President and Vice-President Exploration roles.
h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property will not be realized, based on the foregoing criteria, an impairment provision is made for the decline in value.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

18) New Accounting Policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards related to financial instruments and capital disclosure. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

18) New Accounting Policies

Future

Section 1400, General Standards of Financial Statement Presentation, has been amended and will be effective for the Company's first quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

END